NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
(Expressed in thousands of United States dollars)

Unaudited - Prepared by Management

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Balance Sheets
Unaudited
(Expressed in thousands of United States dollars)

	Note	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents		$359,245	$302,724
Accounts receivable and prepaids		69,630	57,180
Inventories	2	66,480	61,024
Due from non-controlling interest		57,586	46,691
		552,941	467,619
Non-current assets
Due from non-controlling interest		10,162	36,503
Loan receivable		1,240	2,573
Long-term inventories	2	11,086	6,841
Mineral properties, plant and equipment	3	356,495	357,324
Total assets		$931,924	$870,860
Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities		$43,651	$30,787
Dividends payable		6,864	13,943
Income taxes payable		4,604	3,832
		55,119	48,562
Non-current liabilities
Deferred income taxes		41,775	30,188
Provision for mine closure and reclamation		26,005	23,614
Total liabilities		122,899	102,364
Equity
Share capital	4	406,183	405,979
Share-based payments reserve		15,317	14,843
Retained earnings		220,496	187,795
Equity attributable to Nevsun shareholders		641,996	608,617
Non-controlling interest	9	167,029	159,879
Total equity		809,025	768,496
Total liabilities and equity		$931,924	$870,860
Contingencies and subsequent event (note 7)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Comprehensive Income
Unaudited
(Expressed in thousands of United States dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013
Revenues	5	$169,223	$54,785	$268,374	$125,915
Cost of sales
Operating expenses		(57,601)	(27,231)	(91,710)	(52,367)
Royalties		(4,861)	(2,856)	(10,779)	(6,467)
Depreciation and depletion		(11,806)	(4,649)	(18,947)	(9,253)
Operating income		94,955	20,049	146,938	57,828
Administrative expenses		(4,415)	(2,984)	(9,146)	(6,001)
Finance income		913	825	1,866	1,645
Finance costs		(1,451)	(204)	(1,730)	(408)
Income before taxes		90,002	17,686	137,928	53,064

Income taxes		(36,314)	(7,381)	(56,060)	(23,256)
Net income and comprehensive income		$53,688	$10,305	$81,868	$29,808
Net income and comprehensive income attributable to:
Nevsun shareholders		$30,528	$5,274	$45,968	$15,899
Non-controlling interest	9	23,160	5,031	35,900	13,909
		$53,688	$10,305	$81,868	$29,808
Earnings per share attributable to Nevsun shareholders:	4
Basic		$0.15	$0.03	$0.23	$0.08
Diluted		$0.15	$0.03	$0.23	$0.08
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013
Cash provided by (used in)
Operating
Net income		$53,688	$10,305	$81,868	$29,808
Items not involving the use of cash
Depreciation and depletion		11,880	4,663	19,032	9,275
Income taxes		36,314	7,381	56,060	23,256
Share-based payments and stock appreciation rights	4	1,604	213	3,482	1,223
Interest income on due from non-controlling interest		(395)	(738)	(1,304)	(1,454)
Other		(51)	204	(85)	372
		103,040	22,028	159,053	62,480
Changes in non-cash operating capital
Accounts receivable and prepaids		(55,805)	15,377	(15,005)	7,040
Inventories		1,276	(3,022)	(9,700)	(11,938)
Accounts payable and accrued liabilities		7,884	3,250	10,478	1,590
Income taxes paid		(20,000)	(12,500)	(43,702)	(56,984)
Net cash provided by operating activities		36,395	25,133	101,124	2,188
Investing
Expenditures on mineral properties, plant and equipment		(8,692)	(11,732)	(24,852)	(36,257)
Pre-commercial production copper sales receipts		5,037	—	18,446	—
Expenditures on exploration and evaluation		(2,234)	(5,741)	(3,233)	(9,638)
Loan repaid by non-controlling interest		16,750	—	16,750	—
Loan to supplier		(2,200)	—	(2,200)	—
Net cash provided by (used in) investing activities		8,661	(17,473)	4,911	(45,895)
Financing
Dividends paid to Nevsun shareholders		(6,977)	—	(20,920)	(9,949)
Distributions to non-controlling interest		(16,750)	—	(28,750)	—
Issuance of common shares, net of issue costs		—	—	156	80
Net cash used in financing activities		(23,727)	—	(49,514)	(9,869)
Increase (decrease) in cash and cash equivalents		21,329	7,660	56,521	(53,576)
Cash and cash equivalents, beginning of period		337,916	335,168	302,724	396,404
Cash and cash equivalents, end of period		$359,245	$342,828	$359,245	$342,828
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment		—	—	1,842	—
Depreciation relieved from inventory		$1,051	$338	$63	$314
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited
(Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 9)	Total equity
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285
Exercise of stock options	25,000	80	—	—	80	—	80
Transfer to share capital on exercise of options	—	24	(24)	—	—	—	—
Share-based payments	—	—	1,580	—	1,580	—	1,580
Income for the period	—	—	—	15,899	15,899	13,909	29,808
Dividends declared	—	—	—	(13,931)	(13,931)	—	(13,931)
June 30, 2013	199,007,815	$405,064	$14,701	$203,666	$623,431	$157,391	$780,822

December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496
Exercise of stock options	40,000	156	—	—	156	—	156
Transfer to share capital on exercise of options	—	48	(48)	—	—	—	—
Transfer on forfeiture of vested options	—	—	(575)	575	—	—	—
Share-based payments	—	—	1,097	—	1,097	—	1,097
Income for the period	—	—	—	45,968	45,968	35,900	81,868
Dividends declared	—	—	—	(13,842)	(13,842)	—	(13,842)
Distribution to non-controlling interest	—	—	—	—	—	(28,750)	(28,750)
June 30, 2014	199,347,802	$406,183	$15,317	$220,496	$641,996	$167,029	$809,025
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity
Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three and six months ended June 30, 2014, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of metals from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance
These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.
These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on July 30, 2014.

(c)	Significant accounting policies
These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Judgments and estimates
In preparing these interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

(e)	Changes in accounting standards
In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts WIth Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new standard does not apply to insurance contracts, financial instruments or lease contracts, which fall under the scope of other standards.
The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2014

2.	Inventories

	June 30, 2014	December 31, 2013
Materials and supplies	$46,843	$41,043
Work-in-progress	18,987	13,318
Finished goods – Copper concentrate	11,736	13,504
Total inventory	77,566	67,865
Less: non-current portion of ore in stockpiles	(11,086)	(6,841)
Inventory recorded as a current asset	$66,480	$61,024
The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore and pyrite sand ore. Depreciation of $4,503 is included in work-in-progress and finished goods inventories at June 30, 2014 (December 31, 2013 - $4,566).

3.	Mineral properties, plant and equipment
For the six months ended June 30, 2014, the Company recorded pre-commercial production copper concentrate sales of $9,300, net of provisional and final pricing adjustments (year ended December 31, 2013 - $112,916). When offset by pre-commercial production operating costs of $4,803 (year ended December 31, 2013 - $61,673), depreciation and amortization of $855 (year ended December 31, 2013 - $8,223), and royalties of $629 (year ended December 31, 2013 - $6,321), the resultant net credit of $3,013 (year ended December 31, 2013 - $36,699) was recorded as an offset against copper phase plant and equipment costs.
As at June 30, 2014, the Company had commitments to purchase property, plant and equipment of $22,781, related primarily to the zinc phase expansion.

4.	Share capital and reserves
(a)Stock options
The three months ended June 30, 2014, included $534 (Q2 2013 - $651) in share-based payment costs related to stock options, $537 (Q2 2013 - $597) of which are presented in administrative expenses and a credit of $3 (Q2 2013 - charge of $54) in operating expenses.
The six months ended June 30, 2014, included $1,097 (six months ended June 30, 2013 - $1,580) in share-based payment costs, $1,081 (six months ended June 30, 2013 - $1,305) of which were presented in administrative expenses and $16 (six months ended June 30, 2013 - $275) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2013	11,138,500	$3.95
Granted	420,000	3.51
Exercised as stock options	(40,000)	4.27
Forfeited	(345,000)	4.89
Outstanding, June 30, 2014	11,173,500	$4.89
The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2014, was CAD $4.32 (six months ended June 30, 2013 - CAD $4.40). The weighted average price of options exercisable at the end of the period was CAD $4.00 (December 31, 2013 - CAD $3.93).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2014

4.	Share capital and reserves (continued)

(b)Deferred share units
In April 2014, 1,000,000 deferred share units (DSUs) were granted. These DSUs vest over an estimated period of three years. The DSUs are valued with reference to the Company’s current share price, with changes in value recognized in profit or loss.
As at June 30, 2014, a liability of $911 (December 31, 2013 - $nil) related to all DSUs was recorded in accounts payable and accrued liabilities. During the three and six months ended June 30, 2014, the Company recorded expense of $320 and $911, respectively, (three and six months ended June 30, 2013 - $nil) in administrative expenses related to all DSUs outstanding.

(c)Restricted and performance share units
As at June 30, 2014, a liability of $825 (December 31, 2013 - $50) related to restricted and performance share units (RSUs and PSUs) was recorded in accounts payable and accrued liabilities. During the three and six months ended June 30, 2014, the Company recorded expense of $426 and $775, respectively, (three and six months ended June 30, 2013 - $nil) in administrative expenses related to all RSUs and PSUs outstanding.

(d)Earnings per share
The calculation of earnings per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net income attributable to Nevsun shareholders	$30,528	$5,274	$45,968	$15,899
Effect of dilutive securities:
Change in stock appreciation rights liability	72	(438)	131	(357)
Diluted net income attributable to Nevsun shareholders	$30,600	$4,836	$46,099	$15,542
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,348	199,008	199,334	199,006
Dilutive options and stock appreciation rights	1,099	801	1,301	1,021
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	200,447	199,809	200,635	200,027
Earnings per share (in $)
Basic	$0.15	$0.03	$0.23	$0.08
Diluted	$0.15	$0.03	$0.23	$0.08

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2014

5.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Copper concentrate sales	$165,504	$	$254,315	$
Copper concentrate by-product sales	17,697	—	31,313	—
Other	(229)	—	5,467	—
Treatment and refining charges	(13,749)	—	(22,721)	—
Gold doré sales	—	54,785	—	125,915
	$169,223	$54,785	$268,374	$125,915
For the three and six months ended June 30, 2014, copper concentrate sales are net of provisional and final pricing increases (reductions) of $1,879 and $(3,567), respectively, (three and six months ended June 30, 2013 - $nil). As at June 30, 2014, a 10% change to the underlying metals prices would result in a change in revenue of $18,045, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also Note 6).
Other revenue consists of high-grade precious metals ore shipped directly to buyers.

6.	Financial instruments
The fair values of financial assets and financial liabilities approximate their carrying amounts in the consolidated interim balance sheet.
Copper concentrate sales receivables of $56,741 are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period.

7.	Contingencies
Putative class action complaints settlements
During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, on securities class actions initiated during 2012. Settlement agreements will release the Company and all its related parties from any claims described in these class actions. The settlements are subject to final court approvals, which the Company expects to occur later this year. The settlements will be funded entirely by the Company’s insurance carriers.

8.	Segment Information
The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Eritrea at June 30, 2014, equal $348,364 (December 31, 2013 - $298,776).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2014

9.	Interest in subsidiary
The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at June 30, 2014, and December 31, 2013. The information is presented on a 100% basis.

	June 30, 2014	December 31, 2013
Current assets	$160,724	$152,522
Non-current assets	363,591	332,870
Current liabilities	(39,330)	(32,232)
Non-current liabilities	(67,413)	(53,463)
Net assets	$417,572	$399,697
Net assets attributable to non-controlling interest	$167,029	$159,879

The following table presents the financial results of BMSC for the three and six months ended June 30, 2014 and 2013, respectively:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues	$169,223	$54,785	$268,374	$125,915
Net income and comprehensive income	57,899	12,579	89,750	34,774
Net income and comprehensive income attributable to non-controlling interest	$23,160	$5,031	$35,900	$13,909

The following table presents the summary cash flow information of BMSC for the three and six months ended June 30, 2014 and 2013, respectively:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net cash provided by operating activities	$36,034	$26,904	$103,145	$6,029
Net cash used in investing activities	(5,893)	(16,879)	(9,637)	(45,249)
Net cash provided by (used in) financing activities	(41,625)	—	(88,935)	20,000
Increase (decrease) in cash and cash equivalents	$(11,484)	$10,025	$4,573	$(19,220)